UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026

Commission File Number: 001-42734

Ten-League International Holdings Limited

(Exact name of registrant as specified in its charter)

c/o 7 Tuas Avenue 2, Singapore 639447

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

NASDAQ DELISTING NOTICE AND COMPANY REQUEST FOR HEARING

On March 10, 2026, Ten-League International Holdings Limited (the “Company”) received a Staff Determination (the “Staff Determination”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company that, unless the Company timely requests a hearing before an independent Hearings Panel (the “Panel”) the Company’s securities would be subject to delisting for non-compliance with Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Rule”), which requires primary securities listed on The Nasdaq Capital Market to maintain a minimum bid price of at least $1.00 per share. Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if a deficiency under the Listing Rule continues for a period of 30 consecutive business days. Accordingly, the Company intends to timely request a hearing before the Panel. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company was provided 180 calendar days, or until March 9, 2026, to regain compliance with the Minimum Bid Price Rule. As notified by the Staff Determination, the Company has not regained compliance with the Minimum Bid Price Rule and is not eligible for a second 180 day grace period. The Staff Determination states that it does not appear to the Nasdaq Staff that it is possible for the Company to cure the deficiency during the second grace period, and in that regard, the Company’s closing bid price traded above the $1 minimum requirement for only 13 days after the Company’s initial public offering (which was July 8, 2025).

On March 16, 2026, the Company issued a press release announcing the Staff Determination. The full text of the Press Release is attached as Exhibit 99.1 to this Current Report on Form 6-K.

The hearing request will automatically stay any suspension or delisting action pending the hearing and the issuance of the Panel decision following the hearing. The Company’s securities will continue to trade in the normal manner on The Nasdaq Capital Market under the symbol “TLIH” pending the hearing and the issuance of a Panel decision following the hearing.

Per Listing Rule 5815(a)(5), the Company will submit to the Panel a written plan of compliance, and request that the Panel grant an exception to the listing standards for a limited time period, as permitted by Rule 5815(c)(1)(A). There can be no assurance, however, that the Panel will accept the Company’s plan to regain compliance and/or grant the requested exception, nor can there be any assurance that such plan will be successful if brought into effect.

The Company furnishes this report on Form 6-K to satisfy its obligation under Listing Rule 5810(b) to make public disclosure of the subject deficiency and of the Staff Determination within four business days thereof.

Forward-Looking Statements

This Form 6-K contains forward-looking statements that involve risks and uncertainties. The risks and uncertainties involved include the Company’s ability to regain compliance with Nasdaq’s rules for continued listing, market conditions, and other risks detailed from time to time in the Company’s periodic reports and other filings with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on forward-looking statements, which are based on the Company’s current expectations and assumptions and speak only as of the date of this Form 6-K. The Company does not intend to revise or update any forward-looking statement in this Form 6-K as a result of new information, future events or otherwise, except as required by law.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release issued on March 16, 2026

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ten-League International Holdings Limited

Date: March 16, 2026	By:	/s/ Jison Lim
	Name:	Jison Lim
	Title:	Director and Chairman

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